UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement — (1) Date of Audit Committee Meeting and Announcement Date of Fourth Quarter and Full Year of 2024 Results; and (2) Date of Board Resolution in Relation to Cash Dividend

99.2	Press Release — Trip.com Group Announces Changes in Board Composition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: February 11, 2025